To: Business Editor

[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.

Announces Settlement Tariffs of Three Power Plants in Northeast China

(Beijing, China, December 28, 2006) Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] has recently received a notice jointly issued by the State Electricity Regulatory Commission and the National Development and Reform Commission confirming the 2006 settlement tariffs for on-grid power output by the generating units under the power pooling scheme in Northeast China. The settlement tariffs for on-grid power output (excluding the power output transmitted to North China) by the Company’s Dalian Power Plant, Dandong Power Plant and Yingkou Power Plant are detailed in the following table:

	Settlement Tariff (RMB/ MWh)
	January - June 2006	July - December 2006
Dalian	309.6	324.7
Dandong	316.7	331.8
Yingkou	328.7	343.8

The tariffs for power output transmitted to North China remained the same as originally approved by the State.

Before receiving the above-mentioned notice, the temporary tariffs of the Company’s three power plants in Northeast China for the first three quarters of 2006 were as follows: RMB255.19/MWh for Dalian Power Plant, RMB255.4/MWh for Dandong Power Plant, and RMB 271.6/MWh for Yingkou Power Plant.

The power generation of the Company’s three power plants in the first three quarters of 2006 were 7.464 billion kWh, 3.623 billion kWh and 3.683 billion

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 26,912MW on an equity basis. The Company wholly owns seventeen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in four operating power companies. Currently, it is the largest listed power producer in China.

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For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin	Ms. Sally Wong / Ms. Jane Kun
Huaneng Power International, Inc.	Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866	Tel: (852) 2520 2201
Fax: (8610) 6649 1860	Fax:(852) 2520 2241

Email: ir@hpi.com.cn